Exhibit 99.1

ABENGOA YIELD PLC

Special Shareholder Meeting

June 19, 2015

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the General Meeting of Shareholders (the “Meeting”) of Abengoa Yield plc (the “Company”), held on June 19, 2015 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting was held at the Great West House, GW1, 17th Floor, Great West Road, Brentford, TW89DF, London, United Kingdom, pursuant to notice duly given.

3)	At the close of business on June 17, 2015, the record date for the determination of shareholders entitled to vote at the Meeting, there were 100,217,260 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 85,429,218 shares of the Company’s Common Stock were represented in person or by proxy constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to approve the appointment of Mr. Javier Garoz as Chief Executive Officer of the Company, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
75,817,796	9,608,592	2,830	0

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 19th day of June 2015.

Broadridge Financial Solutions, Inc.

Investor Communication Solutions

Anthony Carideo

Broadridge 51 Mercedes Way Edgewood, NY., 11717

ABENGOA YIELD PLC

ANNUAL MEETING: 06/19/2015

AS REQUESTED, WE HAVE TABULATED THE VOTES CAST FOR THE ABOVE

MEETING. THE RESULTS OF THIS TABULATION ARE AS FOLLOWS:

Voting Results as of: 06/23/2015
Voting Power:	Total:
TOTAL OUTSTANDING:	100,217,260
TOTAL SHARES VOTED:	85,429,218
% OF VOTED:	85.24%

IN ACCORDANCE WITH OUR CUSTOMARY PROCEDURES, WE HAVE EXAMINED THE

PROXIES RECEIVED, BUT DO NOT GUARANTEE THE GENUINENESS OF THE

SIGNATURES THEREOF, OR ASSUME ANY RESPONSIBILITY FOR THE LEGALITY

OF ANY PROXY.

SINCERELY,

ANTHONY LAPOMA

MANAGER

VOTING SERVICES

MC7771-002-20150623-102237-0002

Broadridge 51 Mercedes Way Edgewood, NY., 11717

PROPOSAL #001 APPROVE THE APPOINTMENT OF MR. JAVIER GAROZ AS CHIEF OFFICER

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	23,870,890	9,608,592	2,830
REGISTERED	51,946,906	0	0
TOTAL SHARES VOTED	75,817,796	9,608,592	2,830
% OF VOTED	88.74%	11.24%	0.00%
% OF OUTSTANDING	75.65%	9.58%	0.00%

MC7771-002-20150623-102237-0002

Broadridge 51 Mercedes Way Edgewood, NY., 11717

The following charts are new to the tabulation report, and are an example of the types of enhanced reporting you can obtain with our new Shareholder Data Services offering. Gain an in-depth and actionable view of shareholder ownership, voting behavior by share range, and results throughout the entire proxy campaign. Shareholder data services will help answer questions such as: How are shareholders voting by ownership type and range? How many shares are unvoted by ownership type and range? How can I increase favorable voting participation? If you are interested in learning more, contact your Broadridge Sales Representative.

PROPOSAL #001 APPROVE THE APPOINTMENT OF MR. JAVIER GAROZ AS CHIEF OFFICER

Retail & Institutional Voting

*	Chart data is updated on a 24 hour cycle-All voting represented is direct voting only*

MC7771-002-20150623-102237-0002